EXHIBIT 99.1

ProQR Therapeutics N.V. Press Release June 15, 2017

ProQR R&D day Highlights Progress on Pipeline and Introduces Axiomer®, a novel proprietary RNA Technology

Key program features and updates:

•	ProQR to host an R&D day in New York today, June 15, from 8:00am to 1:00pm Eastern Standard Time. The live webcast can be accessed at www.proqr.com/rd-day.

•	Cystic Fibrosis (CF): Full data from the nasal potential difference (NPD) study for QR-010, ProQR’s lead molecule for CF that is studied in two clinical trials in patients, will be presented, along with an update on the ongoing Phase 1b study, for which topline data are expected in September 2017. Steven M. Rowe, M.D., MSPH, a renowned expert in cystic fibrosis research, will discuss the importance of NPD as a biomarker and the unmet needs remaining in the CF treatment landscape.

•	Leber’s Congenital Amaurosis (LCA): Details of the clinical trial for QR-110, ProQR’s lead molecule in the ophthalmology pipeline. Additional preclinical data will be presented.

•	Ophthalmology pipeline: An update and data for the next four programs in the ophthalmology pipeline will be provided, including: QRX-411 and QRX-421 for Ushers syndrome, QRX-504 for Fuchs Endothelial Corneal Dystrophy (FECD) and QRX-1011 for Stargardt’s Disease. Stephen M. Rose, Ph.D., Chief Research Officer at Foundation Fighting Blindness will provide a background on inherited retinal diseases.

•	Dystrophic epidermolysis bullosa (DEB): an update on key pre-clinical functional and delivery data, and an update on preparation for clinical development to be provided for QR-313. M. Peter Marinkovich, M.D., a dermatologist and Director of the Stanford EB disease clinic, will discuss the unmet need in DEB and the current treatment landscape.

•	Axiomer®: ProQR will introduce its novel, proprietary RNA editing platform technology. Art Levin, Ph.D., an internationally recognized expert on the development of oligonucleotide-based therapeutics, will discuss the evolution of RNA therapeutics.

•	As of March 31, 2017, the Company’s current cash of €52.1 million provides a runway into Q3 2018.

LEIDEN, the Netherlands, June 15, 2017 - ProQR Therapeutics N.V. (Nasdaq:PRQR), a development stage RNA therapeutics company will provide an update on its product candidates today at an investor event, and introduce Axiomer®, a novel RNA platform technology it pioneered. The R&D Day is hosted by the Company’s management team and will include perspectives from several key opinion leaders. ProQR’s pipeline now includes two clinical programs, one preclinical program and two programs ready to enter development.

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

“Since last year we have made good progress on executing on our strategy to develop life-changing therapies for patients in need, through a diversified pipeline with a balanced risk profile,” said Daniel A. de Boer, CEO of ProQR. “We are pleased to show the progress we have made in our RNA therapeutics pipeline at our second R&D day. Following QR-010 for CF, QR-110 is now in clinical trials for LCA 10, and our third molecule, QR-313 for DEB will move to clinical trials early next year. We are focusing on three important genetic diseases, all with high unmet needs, and all which we believe could greatly benefit from our unique RNA oligonucleotide approach. Within the next 18 months we will have generated clinical data in patients in all these programs.”

Axiomer® – editing the RNA

ProQR is pioneering a next-generation RNA technology called Axiomer®, which we believe has the potential to yield a new class of medicines for genetic diseases. Axiomer® can make single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells. The Axiomer® “Editing Oligo Nucleotides”, or EONs, recruit an endogenously expressed RNA editing system called ADAR, which it can direct to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G). A member of the Scientific Advisory Board, Dr. Levin will present the landscape and evolution of RNA therapeutics and provide his perspective on this unique and proprietary platform technology.

“While our focus and priority is on clinical development of our most advanced RNA-based therapeutics to help patients with CF, LCA 10 and DEB, we continue to innovate in RNA science. This innovation effort has led to the discovery of a novel RNA editing technology that we believe can address the underlying cause of a broad range of genetic defects at the RNA level,” said Daniel de Boer. “The invention and patenting of Axiomer® can drive drug discovery and development of a new class of therapeutics, independently and through partnerships.”

The R&D Day will feature presentations by ProQR senior management including Daniel de Boer (Chief Executive Officer), Noreen Henig (Chief Medical Officer), Peter Adamson (Head of Ophthalmology), Gerard Platenburg (Chief Innovation Officer) and David Rodman (Chief Development Strategy Officer). Discussions will focus on a review and introduction of several near- and medium term value drivers and progress on the Company’s pipeline. In addition, several leading medical researchers will discuss the state of the art in research and development in relation to the company’s pipeline:

Steven M. Rowe, M.D., MSPH, Professor, Department of Medicine, Pediatrics, and Cell Developmental & Integrative Biology, and Director Gregory Fleming James Cystic Fibrosis Research Center University of Alabama.

Dr. Rowe is a respected academic physician scientist and a pioneer in the field of personalized therapeutics for cystic fibrosis, cutting-edge discovery in airway disease biology, and translational research in COPD. He is an international authority in the design and conduct of clinical trials targeting the basic CF defect, and has made key advances in the measurement and interpretation of CFTR function. He directs the Cystic Fibrosis Research Center at UAB, which involves over 100 faculty members and has been continuously funded for over 25 years. A board-certified physician, Dr. Rowe serves as a Special Consultant for Translational Science for the Cystic Fibrosis Foundation. He presently has a laboratory of over 25 individuals, embracing lung research from basic discovery, to translational science, to clinical application.

Stephen M. Rose, Ph.D., Chief Research Officer at Foundation Fighting Blindness.

Dr. Rose oversees the day-to-day operations of the Foundation Fighting Blindness’ Science Department. He also works closely with the clinical arm of the Foundation to establish a seamless pipeline of studies to move preventions and treatments into clinical trials, partnering with biotech and pharma to maximize potential commercialization. Prior to joining the Foundation in 2004, Dr. Rose was a Director in the NIH Office of Science Policy, where he provided oversight on issues regarding recombinant DNA, including human gene transfer clinical protocols. Dr. Rose currently sits on the FDA’s Cellular, Tissue and Gene Therapies Advisory Committee and is a Health Research Alliance Board member.

M. Peter Marinkovich, M.D., Associate Professor, Blistering Disease Clinic Department of Dermatology, Stanford University School of Medicine.

Dr. Marinkovich is an Associate Professor of Dermatology, a faculty member of the Program in Epithelial Biology and the Stanford Cancer Biology Program. He has an interest in inflammatory skin disease and is Director of the Stanford Epidermolysis Bullous Disease and Psoriasis Clinics. He is also an attending dermatologist at the VA Palo Alto Medical Center. Dr. Marinkovich’s research focuses on pathogenesis and therapy of epidermolysis bullosa, psoriasis, hair disorders and skin cancers.

Art Levin, Ph.D., international RNA expert and member of the ProQR Scientific Advisory Board.

Dr. Levin has three decades of experience in RNA drug development from discovery through drug registration, both in large pharma and biotech companies. He has been key to the development of numerous of oligonucleotides, including the first approved antisense medicines, and the first microRNA-targeted therapeutic in clinical trials. Dr. Levin has published over 60 scientific articles and served as a director of the Oligonucleotide Therapeutics Society. He has served on ProQR’s Scientific Advisory Board since the company’s inception.

R&D Day Event details

Today, ProQR will host an R&D day in New York, NY from 8:00am to 1:00pm ET. Please email Ronen Abergel, rabergel@troutgroup.com to receive more information and to reserve a seat.

Webcast

The live webcast can be accessed at www.proqr.com/rd-day. The archived webcast of the presentation will be accessible from the ‘Investor Relations’ section of ProQR’s website (www.proqr.com) under ‘Events and Presentations’. The archived webcast will be available for 90 days following the presentation date.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the therapeutic potential of our RNA technology, our innovation programs, the timing of our clinical programs and availability of data and our R&D day. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Contact:

Smital Shah

Chief Financial Officer

T: +1 415 231 6431

ir@proqr.com

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